Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Fiscal Year Ended
	June 2, 2015	June 3, 2014	June 4, 2013	June 5, 2012	May 31, 2011
Earnings before fixed charges:
(Loss)/income from continuing operations before income taxes	$(5.1)	$(69.6)	$(21.9)	$(8.6)		$57.1

Add equity in losses (deduct equity in earnings) of equity interest	-	-	-	-		0.6

Less Capitalized interest	0.5	0.5	0.5	0.5		0.6
	(4.6)	(69.1)	(21.4)	(8.1)		58.3

Fixed charges:

Interest expense	22.8	25.0	26.7	23.5		14.1

Interest portion of rent expense	14.9	16.0	16.6	15.8		14.7

Total fixed charges	37.7	41.0	43.3	39.3		28.8

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$33.1	$(28.1)	$21.9	$31.2		$87.1

Ratio of earnings to fixed charges	0.88	(0.69)	0.51	0.79		3.03

Amount by which earnings were insufficient to cover fixed charges	$(4.6)	$(69.1)	$(21.4)	$(8.1)	$	N/A

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.